For immediate release
Contact:	Debbie Lundquist	Jerry Daly, Carol McCune (Media)
	Chief Financial Officer	Daly Gray Public Relations
	Classic Vacation Group	(703) 435-6293
(408) 882-8455

Classic Vacation Group to Sell Classic Custom Vacations to Expedia

Public Shareholders to Receive Cash Payment of $0.26 Per Share

     SAN JOSE, Calif., January 23, 2002—Classic Vacation Group, Inc. (AMEX: CLV), a value-added provider of customized vacation products, today announced that it has entered into an agreement to sell substantially all of the assets and the liabilities of its Classic Custom Vacations subsidiary to Expedia, Inc. (Nasdaq: EXPE) for $5.0 million in cash and the assumption by Expedia® of approximately $47 million of CLV’s debt. In connection with the transaction, Three Cities Research, Inc. (TCR), the company’s principal note holder, and Thayer Equity Investors III, L.P. (Thayer), the company’s principal shareholder, have agreed to provide a payment of $0.26 per share to CLV’s public shareholders. The transactions are anticipated to be completed late in the first quarter of 2002.

     In the agreement, Expedia will assume and then retire Classic Vacation Group’s $47 million of debt including accrued interest by issuing shares of Expedia common stock to the note holders. After receiving payment on the debt, TCR and Thayer have agreed to contribute a portion of the proceeds they will receive to the company’s public shareholders in the form of a $0.26 per share cash payment without requiring them to tender or otherwise dispose of their shares. TCR and Thayer have agreed to extend their announced tender offer to allow the Expedia transaction to proceed, and have agreed to terminate the tender offer within one business day after consummating the sale of the debt.

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Classic Vacation Group

     After the completion of the sale of Classic Custom Vacations, Classic Vacation Group has agreed to liquidate and distribute any remaining assets to CLV shareholders. At this time, the company cannot assure that any proceeds will be available for distribution, and it is possible that the liquidation process could take up to six months or more to complete before any such liquidating distribution to shareholders can be made. Under New York law, the sale of the Classic Custom Vacations assets and the liquidating distribution will require the vote of two-thirds of CLV shareholders at a special meeting of shareholders at a place and time to be announced. However, Thayer and TCR together own greater than two-thirds of the currently outstanding shares of CLV and have entered into agreements with Expedia that they will vote in favor of these transactions.

     “We have been working hard to come up with an alternative transaction to the $0.15 per share tender offer for the public shareholders,” said Debbie Lundquist, Classic Vacation Group chief financial officer. “With the agreement by TCR and Thayer to provide a payment to the public shareholders, this transaction ensures that the public shareholders will receive at least $0.26 per share.”

     “This is a great opportunity for Classic Custom Vacations,” said Ron Letterman, Classic Vacation Group president and chief executive officer. “As part of Expedia, Classic will have the resources it needs to continue to build its premier vacation brand. It also gives travel agents and consumers the financial assurance they require during these challenging times. With Expedia’s resources we can strengthen our travel agent relationships by providing them with expanded product offerings, as well as online access and tools to increase their sales. Travel

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agents can trust that Classic remains committed to the travel agency distribution system.”

     After the sale to Expedia, Letterman will remain as president of Classic Custom Vacations, a division of Expedia, and Lundquist will be named chief operating officer of the division. Rosa Buettner, senior vice president–sales, Lois Shore, senior vice president–marketing, Larry Flinders, executive vice president–operations, and Travis Shook, chief information officer, will continue with the division in their present capacities. Classic’s offices will remain in San Jose, Calif.

     Expedia, Inc. operates Expedia.com, an independent, leading online travel service in the United States with localized versions in Europe and Canada. Expedia is ranked as the seventh largest travel agency in the U.S. according to Travel Weekly Magazine. Expedia.com also is available under Travel on the MSN® network of Internet services.

     Expedia, Expedia.com, and the airplane logo are either registered trademarks or trademarks of Expedia, Inc. in the United States, Canada and/or other countries. Microsoft and MSN are either registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries. Classic Custom Vacations is a registered trademark of Classic Custom Vacations, Inc. in the United States

     This press release includes “forward-looking statements” that are qualified by cautionary statements contained herein and in Classic Vacation Group’s filings with the Securities and Exchange Commission.